WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK*), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.
March 10, 2008
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Form 10-Q for the Quarter Ended December 31, 2007
File No. 001-14131
Dear Mr. Rosenberg:
               This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 26, 2008 (the “Comment Letter”) to Mr. James M. Frates, SVP, CFO and Treasurer of Alkermes, Inc. (“Alkermes” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (the “2007 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Form 10-K for the Fiscal Year Ended March 31, 2007
Rensselear Polytechnic Institute, F-34
Comment 1
1.	Please expand your disclosure to quantify the non-refundable upfront payment made to RPI as well as the potential milestone payments under the agreement. Also tell us what consideration was given to include this information as part of your contractual obligations disclosure on page 56.
Response 1
               The Company made a non-refundable upfront payment of [*] on the effective date of the agreement with Rensselear Polytechnic Institute (“RPI”). Under the agreement, the Company is obligated to pay annual fees of [*] and royalty payments of between [*] of net sales in the event any products developed under the agreement are commercialized. In addition, the Company is obligated to make milestone payments as follows:
•	[*] for the first licensed product that commences a Phase I clinical trial;

•	[*] for each of the first [*] licensed products that commence a Phase III clinical trial;

CONFIDENTIAL TREATMENT REQUESTED

WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK*), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.
Securities and Exchange Commission
March 10, 2008

•	[*] for each of the first [*] licensed products for which a new product application is accepted either in the United States (“U.S.”) or in certain other specified countries; and

•	[*] for each of the first [*] licensed products to receive regulatory approval in the U.S. or in certain other specified countries.
               The Company did not disclose the amount of the non-refundable upfront payment made to RPI or the amount of the potential annual fees, royalties and milestones payable to RPI, as disclosure could place the Company and RPI at a competitive disadvantage in future negotiations with other potential collaboration partners. For this reason, because of the immaterial amount of the upfront payment and for the reasons described in the next paragraph, the Company does not believe it appropriate to expand its disclosure to quantify the non-refundable upfront payment and potential milestone payments under the RPI agreement.
               The Company also did not include the potential annual fees and milestones payable to RPI in its contractual obligations disclosure, as payment of these potential fees and milestones is contingent upon the occurrence of certain future events. These potential payments have been excluded since their timing and likelihood is unknown, as they are linked to the successful development of one or more pharmaceutical products that may or may not occur. In addition, it is worth noting that the Company has the contractual right to terminate its agreement with RPI, at any time, and in the event of this termination, the Company would have no further obligation to pay royalties, annual fees or milestone payments to RPI.
               To further address the obligations under the agreement, the Company proposes to add the following to its contractual obligations disclosure in its Annual Report on Form 10-K for the year ended March 31, 2008:
               “We enter into license agreements with third parties that may require us to make royalty, milestone or other payments that are contingent upon the occurrence of certain future events linked to the successful development and commercialization of pharmaceutical products. Certain of the payments may be contingent upon the successful achievement of an important event in the development life cycle of these pharmaceutical products, which may or may not occur. If required by the agreements, we may make royalty payments based upon a percentage of the sales of a pharmaceutical product if regulatory approval to market this product is obtained and the product is commercialized. Because of the contingent nature of these payments, we have not attempted to predict the amount or period in which such payments would possibly be made and thus they are not included in the table of contractual obligations.”
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Results of Operations, page 17
Comment 2
2.	You disclose in your discussion on page 19 related to “R&D revenue” that you recorded the $5 million payment received in December 2007 at the time of the receipt “based on

CONFIDENTIAL TREATMENT REQUESTED

WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK*), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.
Securities and Exchange Commission
March 10, 2008

the amount of effort that has been expended to date.” Please explain to us how the timing of this recognition is supported by your revenue recognition policy described on page F-11 under the heading “Research and Development Revenue Under Collaborative Arrangements” of your Form 10-K for the year ended March 31, 2007. Include specifically the terms of the agreement that allow you to record this all at once as described in that policy note.
Response 2
               The Company disclosed in its 2007 Form 10-K that for research and development revenue under collaborative arrangements, revenue from milestone or other upfront payments is recognized as earned in accordance with the terms of the related agreement. In applying this policy and determining how milestones under its agreement with Amylin Pharmaceuticals, Inc. (“Amylin”) for the development of injectable extended release formulations of exendins and other related compounds should be earned and recognized, the Company applied a proportional performance model which the Company believes is consistent with the proportional performance models contemplated by SAB Topic 13, Revenue Recognition. Under this model, revenue is recognized in an amount equal to the lesser of the amount due under the contract, or an amount based on the proportional performance to date. This methodology provides additional assurance that revenue recognized is consistent with the Company’s efforts and the value transferred to Amylin.
               In applying this model, the Company estimates total expected revenues under the agreement which are derived from research and development reimbursements and from milestone payments upon achieving certain development results. As services are performed under the agreement, the Company calculates revenue based on the total expected revenues multiplied by the proportional amount of effort expended to date. This amount is then compared to amounts due under the contract and revenue is recorded for the lesser of the amount due or the proportional amount. Under this arrangement, revenue has historically been recognized based on the amounts due since these amounts have been lower than the amounts determined under the proportional performance model. Upon receipt of the $5.0 million milestone payment from Amylin in December 2007, the Company recalculated the amounts due under the proportional performance model, and based on the proportional performance to date, adjusted revenues to the lesser of the amount due under the contract, or an amount based on the proportional performance to date.
               We note for the Staff that the agreement with Amylin was entered into in May 2000, and the Company expects its obligations under that agreement to be substantially complete by the end of calendar year [*]. At the time the $5.0 million milestone payment was received in December 2007, the Company estimated that total expected revenues to be earned under the agreement were [*] million and that its performance obligations under the agreement were [*] complete. On a proportional performance basis, the Company calculated revenue of [*] million under the agreement. The amount due under the terms of the agreement for work that had already been performed, including the milestone, was [*] million. Consequently, the Company adjusted its revenue recognized from the inception of the contract to date to the lower amount now due under the agreement, which had the effect of recognizing the $5.0 million milestone in the current period.

CONFIDENTIAL TREATMENT REQUESTED

WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK*), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.
Securities and Exchange Commission
March 10, 2008

* * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.
               If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.

Sincerely,
/s/ James M. Frates
James M. Frates
Senior Vice President, Chief Financial Officer and Treasurer

CONFIDENTIAL TREATMENT REQUESTED